Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

JCorriero@stradley.com

215.564.8528

January 18, 2019

Via EDGAR Transmission

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETFis Series Trust I (the “Trust”)

File Nos. 333-187668 and 811-22819

Dear Ms. Vroman-Lee:

I am writing in response to comments you provided to me during a telephone conversation on December 21, 2018, to Post-Effective Amendment No. 145, Amendment No. 146, to the Trust’s Registration Statement (the “Amendment”), which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on November 5, 2018, to register shares of the Virtus Private Credit Strategy ETF (the “Private Credit Strategy ETF”) and the Virtus Real Asset Income ETF (the “Real Asset Income ETF,” and together with the Private Credit Strategy ETF, the “Funds” and, each, a “Fund”), each a series of the Trust. We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to the Funds’ effectiveness. I have reproduced your comments below, followed by our responses.

GENERAL

1.	Please provide supplementally the completed fee tables for the Funds.

RESPONSE: The fee tables for the Funds are below:

Virtus Private Credit Strategy ETF:

Shareholder Fees (fees paid directly from your investment): None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee[1]	0.75%
Other Expenses[2]	0.00%
Acquired Fund Fees and Expenses[2]	6.89%
Total Annual Fund Operating Expenses	7.64%

(1)       The management fee is structured as a “unified fee,” out of which the Fund’s adviser pays all of the ordinary operating expenses of the Fund, except for the following expenses, each of which is paid by the Fund: the Fund’s management fee, payments under any 12b-1 plan; taxes and other governmental fees;

brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired fund fees and expenses; and extraordinary or other non-routine expenses of the Fund.

(2)       “Other Expenses” and “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.

Virtus Real Asset Income ETF:

Shareholder Fees (fees paid directly from your investment): None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fee[1]	0.55%
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.55%

(1) The management fee is structured as a “unified fee,” out of which the Fund’s adviser pays all of the ordinary operating expenses of the Fund, except for the following expenses, each of which is paid by the Fund: the Fund’s management fee, payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired fund fees and expenses; and extraordinary or other non-routine expenses of the Fund.

(2) “Other Expenses” are based on estimated amounts for the current fiscal year.

2.	Please confirm supplementally that to the extent any expenses are incurred by a Fund that are excluded from the Fund’s unitary fee arrangement with the investment adviser, such expenses will be appropriately reflected in the fee table. Please note that pursuant to Instruction 3(c)(ii) to Item 3 of Form N-1A, any extraordinary expenses that may materially affect “Other Expenses” must be disclosed in a footnote to the fee table.

RESPONSE: We respectfully disagree with the staff’s interpretation of Instruction 3(c)(ii) to Item 3 of Form N-1A with respect to new funds. While a footnote on extraordinary expenses would be required for a fund that had actual operating results in which “extraordinary expenses” were incurred that materially affected the Fund’s “Other Expenses,” Instruction 6(a) of Item 3 of Form N-1A only requires estimated amounts of “Other Expenses” and the accompanying footnotes on estimated amounts. Nevertheless, each Fund does not anticipate incurring any extraordinary expenses that may materially affect “Other Expenses” for the current fiscal year.

3.	Please provide supplementally a copy of the white paper describing the index methodology for each Fund.

RESPONSE: The Trust confirms the underlying index white papers will be provided under separate cover.

PRIVATE CREDIT STRATEGY ETF - PROSPECTUS

4.	Because the Fund’s strategy includes investments in business development companies (“BDCs”) and closed-end funds, please include in the fee table a line item for estimated Acquired Fund Fees and Expenses (“AFFE”) or confirm supplementally that estimated

Acquired Fund Fees and Expenses are not expected to exceed 1 basis point. See Instructions 3(f)(i) and 3(f)(iv) to Item 3 of Form N-1A.

RESPONSE: The Fund has added a line item for estimated AFFE to the Fund’s fee table in the prospectus. See response to Comment 1 above.

5.	Because the word “credit” in the Fund’s name is a type of investment, the Fund must have a policy to invest at least 80% of its assets in private credit under Rule 35d-1 of the Investment Company Act of 1940 (the “1940 Act”). Please confirm the Fund has adopted such a policy and disclose the policy in the prospectus.

RESPONSE: See response to Comment 6 below.

6.	Please supplementally explain how the Fund’s stated policy to invest at least 80% of its assets in U.S.-listed BDCs and closed-end funds that provide significant exposure to private credit satisfies the requirement under Rule 35d-1 to invest at least 80% of its assets in private credit instruments.

RESPONSE: Rule 35d-1 of the 1940 Act (the “Names Rule”) requires a fund with a name that suggests a particular investment emphasis to invest in a manner consistent with its name. The Fund’s name has been changed to the “Virtus Private Credit Strategy ETF.” This name suggests an investment emphasis in private credit strategies. The Fund will therefore adopt an 80% Names Rule policy to invest in the equity securities of U.S.-listed BDCs and closed-end funds that employ private credit strategies by investing a majority of their assets in private credit instruments, as noted below:

Under normal market conditions, the Fund will invest not less than 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of U.S.-listed BDCs and closed-end funds that employ private credit strategies by investing a majority of their assets in private credit instruments.

Consistent with recent comments from the staff, a fund will satisfy its Names Rule policy if the underlying funds in which it invests have invested at least 50% of their assets in the types of investments suggested by the fund’s name.1 Accordingly, for purposes of compliance with the Fund’s Names Rule policy, a BDC or closed-end fund will be deemed to employ a private credit strategy if it invests at least 50% of its assets in private credit instruments (including borrowings for investment purposes).

7.	The second sentence of the first paragraph under “Principal Investment Strategy” indicates that the Fund’s underlying index is designed to track the performance of BDCs and closed-end funds that provide “significant exposure” to private credit, as defined by Indxx, LLC (the “Index Provider”). Please disclose the Index Provider’s definition of “significant exposure.”

RESPONSE: The relevant disclosure will be revised to clarify that “significant exposure” means “at least 50%.”

[1]	See, e.g., Response to Staff Comments on RiverNorth Funds Post-Effective Amendment No. 24 (Jan. 24, 2014), available at https://www.sec.gov/Archives/edgar/data/1370177/000137017714000007/filename1.htm.

8.	Please disclose the credit rating criteria for the Fund’s private credit investments. For example, if the Fund intends to invest in securities rated below investment grade, or “junk” bonds, please so disclose.

RESPONSE: The disclosure will be revised to note that the Fund intends to invest in underlying funds that invest in private credit investments that are rated below investment grade.

9.	The last sentence of the first paragraph under “Principal Investment Strategy” indicates that the Fund’s underlying index will hold American depositary receipts (“ADRs”) and global depositary receipts (“GDRs”). Please explain supplementally why it is appropriate for the underlying index to hold ADRs and GDRs. Please also disclose if such ADRs and GDRs will be exchange-listed.

RESPONSE: The reference to ADRs and GDRs will be removed from the prospectus.

10.	The first sentence of the second paragraph under “Principal Investment Strategy” provides that securities eligible for inclusion in the underlying index must be U.S.-listed. Please clarify in the prospectus that the underlying index will consist entirely of U.S.-listed BDCs and closed-end funds.

RESPONSE: The disclosure will be revised as follows:

All BDCs that meet the selection criteria above will be included in the Underlying Index, and the closed-end fund universe will be screened to eliminate the quartile with the largest absolute value of premiums or discounts. Underlying Index constituents are weighted by dividend yield, with the weight of a single security capped at 5% and a floor of 0.3%. All BDCs and closed-end funds included in the Underlying Index will be listed on U.S. stock exchanges or other alternative trading systems (ATS), such as electronic communication networks (ECNs).

11.	Because the underlying index includes securities of companies with a market capitalization of more than $100 million, please include risk disclosure relating to micro- and small-capitalization companies.

RESPONSE: The following disclosure will be added to the “Principal Risks” section of the Fund’s prospectus:

Small and Micro Capitalization Companies Risk. Investing in the securities of small and micro capitalization companies generally involves greater risk (and substantially greater risk for micro capitalization companies) than investing in larger, more established companies. The securities of small and micro capitalization companies usually have more limited marketability and therefore may be more volatile and less liquid than securities of larger, more established companies or the market averages in general. Because small and micro capitalization companies normally have fewer shares outstanding than larger companies, it may be more difficult to buy or sell significant amounts of their shares without an unfavorable impact on prevailing prices. Small and micro capitalization companies often have limited product lines, markets, or financial resources and lack management depth, making them more susceptible to market pressures. Small and micro capitalization companies are typically subject to greater changes in earnings and business prospects than larger, more established companies. Small and micro capitalization companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans which are floating rate. The foregoing risks are generally increased for smaller capitalization companies as compared to companies with larger capitalizations.

12.	The second paragraph under “Principal Investment Strategy” provides that securities eligible for inclusion in the underlying index must meet “certain market liquidity requirements.” Please describe these requirements in the prospectus.

RESPONSE: The disclosure will be revised as follows:

To be eligible for inclusion in the Underlying Index, securities must (i) be U.S.-listed, (ii) have a market capitalization of more than U.S. $100 million, (iii) have a six-month average daily turnover greater than or equal to U.S. $250,000, (iv) have traded for at least 90% of the total trading days over the last six months, and (v) ~~must~~ have paid dividends in each of the previous three years without interruption. ~~Securities must also meet certain market liquidity requirements.~~

13.	Paragraph #1 describing closed-end funds following the second paragraph under the “Principal Investment Strategy” section of the Fund’s prospectus states: “The closed-end fund’s portfolio must (i) include, but is not limited to, investments in floating or variable loan interests….” Please remove the language “but is not limited to,” consistent with Rule 421 of the Securities Act relating to the use of plain English in prospectuses.

RESPONSE: The disclosure will be revised as follows:

The closed-end fund’s portfolio must (i) include~~, but is not limited to,~~ investments in floating or variable loan interests, collateralized loan obligations (“CLOs”), senior loans, and/or other investment vehicles that have private credit exposure, and (ii) have private credit exposure of at least 50%.

14.	Paragraph #2 describing BDCs following the second paragraph under the “Principal Investment Strategy” section of the Fund’s prospectus discloses different types of private credit strategies employed by BDCs, such as senior secured lending and mezzanine financing. Please disclose in more detail what these strategies entail.

RESPONSE: The disclosure will be revised to include descriptions of these strategies.

15.	The last paragraph under the “Principal Investment Strategy” section of the prospectus indicates that the Fund will concentrate in a particular industry or group of industries approximately to the same extent that the Underlying Index is concentrated. Please disclose the industry or group of industries in which the Fund will concentrate and disclose the attendant risks.

RESPONSE: The Trust does not currently expect the Underlying Index to be concentrated in any particular industry; however, to the extent the Underlying Index is concentrated in a particular industry as of the effective date of the Fund’s Registration Statement, the Fund will disclose its concentration in that industry along with the accompanying risks.

16.	Please consider rearranging the risks under the “Principal Risks” section of the prospectus in order of importance.

RESPONSE: The Trust respectfully declines to make this change, as any particular risk could be deemed the most (or least) important at any particular time, depending on market conditions and other circumstances.

17.	The “Senior Loan Risk” states that no active trading market may exist for certain senior loans. Please add disclosure specifically addressing the illiquid nature of certain senior loans.

RESPONSE: Senior Loan Risk will be revised as follows:

Senior Loan Risk. The risks of investing in senior loans are similar to the risks of investing in junk bonds, although senior loans may be senior and secured, whereas junk bonds often are subordinated and unsecured. Investments in senior loans are generally below investment grade and are considered speculative because of the credit risk of their issuers. Companies issuing senior loans are more likely to default on their payments of interest and principal owed, and such defaults could reduce the Underlying Fund’s NAV and income distributions. An economic downturn generally leads to a higher non-payment rate, and a senior loan may lose significant value before a default occurs. Although senior loans may be secured by collateral, there can be no assurance that such collateral would satisfy the borrower’s obligation in the event of non-payment of interest or principal, or that such collateral could be readily liquidated. In the event of the bankruptcy of a borrower, an Underlying Fund’s access to the collateral may be limited by and, therefore, the Underlying Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan. Economic and other events (whether real or perceived) can reduce the demand for certain senior loans or senior loans generally, which may reduce market prices. Senior loans are also subject to the risk of price declines and to increases in prevailing interest rates, although floating-rate instruments, such as the senior loans in which the Underlying Funds generally invest, are substantially less exposed to this risk than fixed-rate debt instruments. No active trading market may exist for certain senior loans, which may impair the ability of an Underlying Fund to realize full value of a loan in the event of it needs to sell the loan. Such senior loans may therefore be considered illiquid. To the extent that a secondary market does exist for certain loans, the market may be subject to volatility, irregular trading activity, wide bid/ask spreads, decreased liquidity and extended trade settlement periods, any of which may impair the Underlying Fund’s ability to sell loans within its desired time frame or at an acceptable price and its ability to accurately value existing and prospective investments. Extended trade settlement periods for certain loans may result in cash not being immediately available to an Underlying Fund upon sale of the loan. As a result, the Underlying Fund may have to sell other investments with shorter settlement periods or engage in borrowing transactions to raise cash to meet its obligations.

18.	Please disclose if the portfolio managers are jointly and primarily responsible for the day-to-day of the Fund’s portfolio (see Item 5 of Form N-1A).

RESPONSE: The disclosure will be revised as requested.

REAL ASSET INCOME ETF - PROSPECTUS

19.	The underlying index for the Fund, and therefore the Fund, may include master limited partnerships (“MLPs”). Please consider adding more information regarding the Fund’s investments in MLPs.

RESPONSE: The following disclosure will be added to the Fund’s prospectus:

MLPs are publicly traded partnerships and limited liability companies taxed as partnerships under the Internal Revenue Code of 1986. MLPs are generally engaged in the gathering, transportation, storage, processing, refining, treating, marketing, exploration, production and mining of minerals and natural resources. The MLP securities in which the Fund may invest are generally equity units representing limited or general partnership or limited liability company interests of MLPs. The interests, or units, of MLPs are registered with the U.S. Securities and Exchange Commission and trade on public securities exchanges.

20.	Because the underlying index includes securities of companies with a market capitalization of more than $250 million, please include risk disclosure relating to micro- and small-capitalization companies.

RESPONSE: The following disclosure will be added to the “Principal Risks” section of the Fund’s prospectus:

Small and Micro Capitalization Companies Risk. Investing in the securities of small and micro capitalization companies generally involves greater risk (and substantially greater risk for micro capitalization companies) than investing in larger, more established companies. The securities of small and micro capitalization companies usually have more limited marketability and therefore may be more volatile and less liquid than securities of larger, more established companies or the market averages in general. Because small and micro capitalization companies normally have fewer shares outstanding than larger companies, it may be more difficult to buy or sell significant amounts of their shares without an unfavorable impact on prevailing prices. Small and micro capitalization companies often have limited product lines, markets, or financial resources and lack management depth, making them more susceptible to market pressures. Small and micro capitalization companies are typically subject to greater changes in earnings and business prospects than larger, more established companies. Small and micro capitalization companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans which are floating rate. The foregoing risks are generally increased for smaller capitalization companies as compared to companies with larger capitalizations.

21.	The third paragraph under “Principal Investment Strategy” provides that securities eligible for inclusion in the underlying index must meet “certain market liquidity requirements.” Please describe these requirements in the prospectus.

RESPONSE: The disclosure will be revised as follows:

To be eligible for inclusion in the Underlying Index, securities must (i) be U.S.-listed, (ii) have a market capitalization of more than U.S. $250 million, (iii) be classified within one of the Real Estate, Natural Resources or Infrastructure industries by FactSet, (iv) have three-month average daily turnover greater than or equal to U.S. $500,000, (v) have traded for at least 90% of the total trading days over the last six months, and (vi) ~~must~~ have paid dividends during the trailing 12 months prior to selection as well as the trailing 12 months three years prior to selection. ~~Securities must also meet certain market liquidity requirements.~~ The top 30 securities by three-year dividend growth rate from each of the Real Estate, Natural Resources and Infrastructure industries will be selected for inclusion in the Underlying Index, for a total of 90 securities.

22.	The last paragraph under the “Principal Investment Strategy” section of the prospectus indicates that the Fund will concentrate in a particular industry or group of industries approximately to the same extent that the Underlying Index is concentrated. Please disclose the industry or group of industries in which the Fund will concentrate and disclose the attendant risks.

RESPONSE: The Trust does not currently expect the Underlying Index to be concentrated in any particular industry; however, to the extent the Underlying Index is concentrated in a particular industry as of the effective date of the Fund’s Registration Statement, the Fund will disclose its concentration in that industry along with the accompanying risks.

23.	Please consider rearranging the risks under the “Principal Risks” section of the prospectus in order of importance.

RESPONSE: The Trust respectfully declines to make this change, as any particular risk could be deemed the most (or least) important at any particular time, depending on market conditions and other circumstances.

24.	If the Fund intends to use derivatives as a principal strategy, please include corresponding disclosure in the Fund’s summary prospectus.

RESPONSE: The Fund does not currently intend to use derivatives as a principal strategy.

25.	Please disclose if the portfolio managers are jointly and primarily responsible for the day-to-day of the Fund’s portfolio (see Item 5 of Form N-1A).

RESPONSE: The disclosure will be revised as requested.

STATEMENT OF ADDITIONAL INFORMATION

26.	The Funds’ SAI indicates that the Funds may engage in short sales. Please confirm supplementally that the amount shown for “Other Expenses” in each Fund’s fee table includes a good faith estimate of short sale expenses.

RESPONSE: Each Fund does not anticipate incurring dividend and interest expenses on short sales for the current fiscal year.

* * *

Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero

Joel D. Corriero